Exhibit 99.1

Jiuzi Holdings, Inc. Enters into an Equity Acquisition Agreement to Acquire Automobile Sales Serviceshop Operator Under Top China Automaker Geely Auto’s Premium Electronic Vehicle Brand Geometry

HANGZHOU, China, April 26, 2022 /PRNewswire/ -- Jiuzi Holdings, Inc. (NASDAQ: JZXN; the “Company”), a new energy vehicles franchisor and retailer under the brand name “Jiuzi” in China, today announced that, on April 11, 2022, the Company, through its subsidiary Hangzhou Jiuyao New Energy Automobile Technology Co. Ltd. (“Hangzhou Jiuyao”), has entered into an equity acquisition agreement (the “Agreement”) to acquire 72.05% equity interest in an automobile sales service shop operator, Huizhou Jiwo Automobile sales service Co. Ltd. (the “Target”), from Guangdong Huarui Automobile Sales Service Co., Ltd. (“Guangdong Huarui”), a subsidiary of a top China automaker Geely Auto Group, which produces the premium electric vehicle brand “Geometry.”

Geometry is Geely Auto Group’s independent pure electric vehicle (“EV”) sub-brand that focuses on the manufacture of sedans and SUVs. Launched in 2019, Geometry unveiled its latest SUV model EX3 in September 2021. This model is powered by liquid-cooled battery and can sustain a range of 322 km (200 miles).

Pursuant to the Agreement, Hangzhou Jiuyao will acquire 72.05% equity interest in the Target and will make an investment into the Target’s registered capital upon completion of the transaction under the requirement of China’s commercial policies. The Target is the sole authorized dealer for Geometry EVs in Huizhou city, Guangdong province. It is also a repair center for vehicles participating in online hailing services, and provides integrated auto services such as EV sales and after-sale maintenance. The Target sold more than 1,000 units of EVs in 2021.

Mr. Shuibo Zhang, CEO of Jiuzi Holdings, Inc., commented: “This acquisition is an important strategic milestone for our Company. The addition of the high-end EV brand Geometry of Geely Auto Group furthers our multi-brand strategy and achieve another major advancement by upgrading our competitiveness and securing sustainable development in the future. It will also drive our continuous business growth in the new fiscal year. Furthermore, since Geometry could potentially achieve over 1,000 unit sales, we are confident that the model will contribute significantly to our annual sales in 2022. Notably, it also marks a meaningful step for our Company in penetrating the southern China market.”

“As competition becomes increasingly fierce in the new energy vehicle market, JZXN will continue to innovate, forge ahead, improve our competitive strength, and manifest our brand’s core value through forward-looking strategic planning, in order to build a first-class smart trading platform for new energy vehicles and to provide consumers with a premium green travel experience.”

About Jiuzi Holdings, Inc.

Jiuzi Holdings, Inc., headquartered in Hangzhou, China, and established in 2017, franchises and operates retail stores under the brand name “Jiuzi” to sell New Energy Vehicles (“NEVs”) in third-fourth tier cities in China. The Company mainly sells battery-operated electric vehicles, and sources NEVs through more than twenty NEV manufacturers. It has 31 operating franchise stores and one company-owned store. For more information, visit the Company’s website at http://www.zjjzxny.cn/.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Janice Wang

EverGreen Consulting Inc.

Email: IR@changqingconsulting.com

Phone:	+1 571-464-9470 (from U.S.)

+86 13811768559 (from China)